March 20, 2012

Mr. Matthew Crispino
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:       Introbuzz
Form S-1
File No. 333-179118
Filed January 20, 2012

Dear Ms. Ransom:

Introbuzz submits this letter to you in response to your letter of February 16, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
If you do not intend to file a Form 8-A prior to the effectiveness of your registration statement, please revise clearly to indicate your intentions as to whether you will register your securities under Section 12(g) of the Securities Exchange Act of 1934 and clarify the consequences to investors if you fail to do so.  For example, if you do not register under Section 12(g) of the Exchange Act, you will have a limited duration to your reporting obligations and you will not be subject to the Commission’s proxy and short swing profit rules.  Please revise, if applicable pages 17, 31, and 40 and add a risk factor to address these concerns.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we do intend to file the Form 8-A prior to the effectiveness of the registration statement.

COMMENT:

Risk Factors, page 8

2.
Your business model to monetize a person’s network, both personally and professionally, appears to present difficulties with privacy issues, such as whether “Mavens” could legally sell access to their networks without the consent of the targets.  Please address whether you may incur any liability as a result of the actions of the Mavens and if such liability would present a material risk to you.  For example, it is unclear if Introbuzz would incur any liability if the Mavens sold information they were not authorized to distribute.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we will include in the site disclosure that “the distribution or sale of information gained through the companies network is forbidden and any such distribution or sale of information is not authorized by the Company.”  We have also included this disclosure in a separate risk factor which appears in the filing as written below.

OUR OPERATING RESULTS MAY PROVE UNPREDICTABLE WHICH MAY IMPACT THE COMPANY AND THE VALUE OF THE INVESTMENT

Our operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which we have no control over.  Factors that may cause our operating results to fluctuate significantly include: our inability to generate enough working capital from future revenues, our ability to hire key personnel and Mr. Carter’s time allocation to further the business.  After we launch our site the factors include: the level of acceptance by the public, competitive landscape with competitors, general economic conditions, and potential liability concerns associated with privacy issues.  In regards to privacy issues; the Company will include in the web site a disclosure that “The distribution or sale of information gained through the companies’ network is forbidden and any such distribution or sale of information is not authorized by the Company.”

COMMENT:

3.	Please revise to add a separate risk factor that discusses possible conflicts of interest involving your sole officer, Mr. Kenneth Carter, and your lack of a policy to resolve such conflicts.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added a separate risk factor discussing the possible conflicts of interest of our sole officer and our lack of policy to resolve such conflicts.  We have provided below the risk factor as it now appears in the filing.

THE COMPANY'S SOLE OFFICER AND DIRECTOR MAY NOT BE IN A POSITION TO DEVOTE A MAJORITY OF HIS TIME TO THE COMPANY, WHICH MAY RESULT IN PERIODIC INTERRUPTIONS AND EVEN BUSINESS FAILURE.

Mr. Carter, our sole officer and director, has other business interests and currently devotes approximately 10 hours per week to our operations.  If Mr. Carter is not able to devote sufficient time to run the Company, it may result in periodic interruptions in developing our business.  We have not formulated a plan to resolve any possible conflicts of interest or if he is unable to fulfill any aspects of his duties to the Company which could have a significant negative effect on the success.

COMMENT:

4.
Please consider adding a risk factor that addresses the effect of your sole officer’s lack of public company experience on your ability to maintain effective disclosure controls and procedure and internal controls over financial reporting.  The risk factor should also clarify that you will not be required to provide management’s report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company.

RESPONSE:

We acknowledge the Staff’s comment and we have included a separate risk factor discussing Mr. Carter’s lack of public company experience to maintain effective disclosure controls and the consequences.  In addition, we have discussed in the risk factor that we are not required to provide management’s report on effectiveness on internal controls and financial reporting until our second annual report and that the Company is exempt from auditor attestation as long as we are a smaller reporting company.  We have provided the risk factor as it now appears in the filing below.

KENNETH CARTER’S LACK OF EXPERIENCE IN MANAGEMENT OF REPORTING COMPANIES

Mr. Carter does not have experience in running a public company that is a reporting company with the Securities and Exchange Commission. This lack of experience may cause delayed filings, increases the risk of being delisted by FINRA because of late filings, being subjected to civil penalties and having the market price of the Company’s common stock decrease in value due to these and other factors related to lack of experience with reporting companies.  The Company will not be required to provide management’s report on the effectiveness of our internal controls over financial reporting until our second annual report.  In addition, the Company will be exempt from the auditor attestation requirements concerning any such report so long as we are a smaller reporting company.

COMMENT:

Use of Proceeds, page 12

5.
Please revise to clarify what is meant by the statement that you will allocate your offering proceeds in excess of the minimum amount, but less than the maximum, Pro-rata to the application working capital categories”.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified the statement referencing the allocation of proceeds in excess of the minimum amount, but less than the maximum.  We revised the “Use of Proceeds” section in the Form S-1/A and the statement appears as written below.

All funds received from the offering in excess of the minimum, but less than the maximum, will be distributed to the categories based on the percentages listed in the table above.

COMMENT:

Plan of Distribution

Terms of the Offering, page 14

6.
Please revise to clarify under what circumstances you will extend the offering period by 180 days.  Also, please revise all references to the 180 offering period in the prospectus to clearly indicate that it may be as long as 360 days and that investors may not have access to their funds or shares for such time.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing throughout to clearly state that the offering period will last only 180 days.  We have removed all discussion referencing that “The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days.”

COMMENT:

7.
It appears your offering and escrow agreement allow for the escrow agent to release funds to you prior to the termination of the offering upon receiving the minimum subscriptions required.  Please revise to provide a materially-complete description of the process that will be followed to determine when the minimum offering is achieved within the 180-day subscription period of the 180-day extension thereof.  For example, clarify who will make this determination and whether receipt of checks will be sufficient, or whether the checks will have to clear because you have to receive cash or cash equivalents.  Also revise to clarify how you will inform investors that the minimum offering amount has been received and offering proceeds have been distributed to you.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the offering and the escrow agreement to provide a materially-complete description of the process that will be followed to determine when the minimum offering can be distributed to the Company.  In addition, we have included a statement discussing how we will inform the investors that the minimum offering has been received and that the proceeds have been distributed to the Company.  We revised the “The Offering” sub-section of the “Summary of Prospectus” section, the “Terms of the Offering” sub-section in the “Plan of Distribution” section in the Form S-/A filing and the Escrow Agreement.  The revision is provided below as it now appears in the sections and document as listed.

Release of the funds to the Company is based upon our escrow agent, Law Offices of Harold P. Gewerter, Esq. Ltd., reviewing the records of the depository institution holding the escrow to verify that that the checks have cleared prior to releasing the funds to the Company.  Written notice will be mailed to each investor that the minimum offering amount has been received and the offering proceeds have been distributed to the Company.

COMMENT:

8.
Please revise to clarify whether your escrow agent is a licensed escrow agency subject to the provisions of Nevada Revised Statutes Chapter 645A.  If you believe your escrow agent is exempt under NRS 645A.015(2) as an attorney at law rendering services in the performance of his duties as an attorney at law, please provide us a detailed analysis why you believe Mr. Harold Gewerter’s involvement in the process of your offering would be considered practice of law and qualify for this exemption.  We may have further comment.

RESPONSE:

We acknowledge the Staff’s comment and confirm that Mr. Harold Gewerter is exempt under NRS 645A.015(2) as an attorney at law rendering services in the performance of his duties as an attorney at law.  Mr. Gewerter has been retained by the Company and his involvement to review the registration statement and provide a legal opinion thereto therefore rendering services as an attorney in relation to this offering.

COMMENT:

Interests of Named Experts and Counsel, page 17

9.	Please advise whether Mr. Harold Gewerter’s escrow fee is contingent upon your achieving the minimum offering proceeds. Refer to Item 509 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that Mr. Harold Gewerter’s escrow fee is not contingent upon achieving the minimum offering proceeds.  The Escrow Agent fee is $1,500.00 and is payable for establishing the escrow account.  The Company has included this statement in the “Interest of Named Experts and Counsel” section and in the Escrow Agreement.

COMMENT:

Business, page 17

10.
We note that although your business section refers to your website, social network, and users in the present tense, you are a development stage company with limited operations and no revenues or available product.  Revise your business section to clarify that the descriptions of your social network, your website, and your marketing efforts are all prospective in nature.  Also, when describing your future plans, clearly indicate what features of your social network and your marketing plan you expect to complete over the next 12 months.  If certain features or plans are not part of your plan of operations as disclosed, please revise to clearly indicate that these are unfunded long-term incentives or remove references to them.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the entire “Description of Our Business” section and throughout the filing where appropriate, to remove present tense dialog.  In addition, we have revised the marketing plan to distinguish between planned activities during the next twelve months and long-term goals.

COMMENT:

11.
Please revise to describe your current “proof of concept”,” including whether it is based on the same software acquired and/or developed prior to December 31, 2009, as described on page F-10.  Also, please revise to describe the steps necessary for you to launch your social network, such as adding any particular features or debugging the software.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the “proof of concept” wording and revised the filing to provide a description of the steps necessary to launch our web site.  Below we have provided a copy of the steps as they appear in the “Description of Our Business” section, sub-section “Business Overview-Current Status.”

Steps Required for Launching our Web Site:

•	Remove Password Feature
•	Index URL (Uniform Resource Locator) to Search Engines

COMMENT:

12.
Please clarify whether you will need significant server space to launch your website and continue to grow your operations.  It is unclear from your plan of operations and business section whether server space is needed and how you will fund its ongoing costs.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided clarification as to server space needed to initially launch our site and its ongoing costs.  We have also revised the filing throughout in the appropriate sections to provide this discussion.  Below we have provided a copy of the discussion as it now appears in the “Description of Our Business” section, sub-section “Business Overview-Current Status.”

Regardless of the stage of our raise activities, we plan to launch our site www.introbizz.com during the second quarter of 2012.  We have identified a company in Texas to provide us with server space at a cost of $99 per server.  This ongoing cost is allocated for in the “Use of Proceeds” section in the line item “Programming Costs.”  If additional server space is needed (based on traffic to our site) this company can provide ample servers immediately on demand.

COMMENT:

Management’s Discussion and Analysis or Plan of Operation, page 33

13.
Please revise this section to address your ongoing periodic reporting expenses and whether you will have sufficient liquidity and/or funds to meet your reporting obligations and implement your plan of operation.  We note, for example, that you budget $3,000 for accounting fees, but it is unclear whether this amount refers to audit fees, and accountant to compile your financial statements, or both.  Your plan of operation appears to anticipate utilizing all of the offering proceeds and currently available cash over the next 12 months.  Thus, if you need additional fund to comply with your periodic reporting obligations, it appears you will need to raise additional funds or alter your plan of operation.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have altered our plan of operation to provide additional funds for accounting fees.  We increased the accounting fees line item to $7,000 which is sufficient to cover costs including audit fees, audit reviews, and accounting fees for compiling our financials spanning a twelve month period.  We have revised the filing in the “Use of Proceeds” section, the “12 Month Growth Strategy and Milestones Based on Minimum Offering Proceeds Raised” sub-section of the “Description of our Business” section, and the “Management’s Discussion and Analysis or Plan of Operation” section to reflect this change.  In addition, we have revised the filing throughout to state that Mr. Kenneth Carter has agreed to provide funds necessary so the Company can pay costs during the timeframe which the raise continues.  We anticipate the costs of these obligations could total approximately $9,000 and these advances will not be repaid from the raised funds.  While management estimates $9,000 for such costs; there is no maximum amount of funds that Mr. Carter has agreed to provide.  Mr. Carter has further agreed to provide funds in the event there is a shortfall in funds available to meet our reporting obligations during the 12 months of operations after the raise.  Please see Staff Comment number 14 and our response for further discussion and clarification of Mr. Carters’ intentions.

COMMENT:

14.
We note that Mr. Kenneth Carter has verbally agreed to fund your registration costs and other costs “until the potentially nine months that the offering will continue.”  Please revise to clarify the time period you are referring to, as your offering may potentially continue for 360 days after the effectiveness of your registration statement.  Also, please clarify the amount of funds needed during this period that you anticipate Mr. Carter will provide, as it is unclear whether your plan of operation will commence upon the close of the offering or when you meet the minimum offering amount.  Further, please revise to clarify whether Mr. Carter’s obligation to fund your expenses during this period is binding, or whether it is within his sole discretion to provide such funds.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have revised the filing to address all the comments noted.

We have clarified the time period which the offering may continue, the amount of funds potentially needed during this time period and we have stated when we plan to commence operations.  In addition, our counsel has provided us with a discussion, which we have included in the filing, on Mr. Carter’s verbal offer to fund expenses during the potential six months that the offering may continue.   We have provided below the revised paragraph as it now appears in the “Management’s Discussion and Analysis or Plan of Operation” section of the revised filing which address the Staff’s comments as recited above.

The Company plans to commence operations and execute its business plan as discussed in the “Use of Proceeds” section upon receipt of the first proceeds received from the raise.  Release of the funds to the Company is based upon our escrow agent, Law Offices of Harold P. Gewerter, Esq. Ltd., reviewing the records of the depository institution holding the escrow to verify that that the checks have cleared prior to releasing the funds to the Company.  Regardless of the stage of our raise activities, we plan to launch our site www.introbizz.com during the second quarter of 2012.  Until the Company receives funds from the raise, Mr. Carter, our sole office and director, has agreed to advance the Company funds to meet its obligations.  We anticipate the costs of these obligations could total approximately $9,000 and these advances will not be repaid from the raised funds.  While management estimates $9,000 for such costs; there is no maximum amount of funds that Mr. Carter has agreed to provide.  Mr. Carter, because he is the sole office and direct, and although he has orally agreed to fund such amounts, as the sole officer and director such agreement is not binding and therefore it is within his sole discretion to provide such funds.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 36

15.
Please revise to identify Mr. John Kueber as a promoter, as required under Item 405 of Regulation of S-K, or advise us why you believe he is not a promoter.  Please refer to Rule 405 of Regulation C for further guidance.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have revised the “Directors, Executive Officers, Promoters and Control Persons” table to identify Mr. John Kueber as a promoter.

COMMENT:

16.
The references to recording artists and contacts in the sports and entertainment industry in Mr. Kenneth Carter’s management biography appear promotional in nature and irrelevant to Mr. Carter’s experience, qualifications, attributes or skills as an officer of Introbuzz.  Please revise to remove these references.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to remove promotional natured inferences in Mr. Carter’s management biography including references to recording artists and contacts in the sports and entertainment industry.

COMMENT:

Executive Compensation, page 37

17.
Please revise your summary Compensation Table to include Mr. John Kueber and clarify the respective terms of office of your named executive officers.  We note that Mr. Kenneth Carter does not appear to have been an officer on Introbuzz since inception, as currently disclosed on page 38.

RESPONSE:

We acknowledge the Staff’s comment and confirm the Company revised the Compensation Table in the “Executive Compensation” section of the filing to include Mr. John Kueber as an executive officer and the term he served.  In addition, we revised this section to correctly disclose the executive officer dates of Mr. Kenneth Carter.

COMMENT:

Certain Relationships and Related Transactions, page 39

18.
We note that Introbuzz owes Mr. Kenneth Carter over $47,000 for prior advances owed to your founder, Mr. John Kueber, which Mr. Carter assumed from you.  Please revise to clarify in the appropriate places in the prospectus whether Mr. Carter may seek immediate repayment of these advances from Introbuzz and whether offering proceeds may be used to repay this debt.  If so, please revise your summary section, risk factors, use of proceeds, management’s discussion and analysis sections accordingly to address the consequences to you should his occur.  We note that the balances of these advances appear to exceed the net proceeds of the minimum amount of this offering and as of December 31, 2011, you have $15 of current assets.

RESPONSE:

We acknowledge the Staff’s comment and our auditors have included a subsequent event note in the financials stating that on March 13, 2012 the shareholder note and accrued interest has been forgiven.  We have revised the entire filing in the appropriate places to reflect this change.

COMMENT:

19.
Please revise this section to clarify that there are three separate transactions requiring disclosure under Item 404 of Regulation S-K.  The first transaction is the $47,000 worth of advances by Mr. John Kueber to Introbuzz since inception.  The second transaction is the arrangement in which Mr. Carter personally owes Mr. Kueber these amounts, and the third transaction is the amounts owed to Mr. Carter from Introbuzz.  For example, it is unclear which transaction carries a 3% interest rate or if the all do.  Also, please revise to clarify who you are referring to by the use of the term “sole shareholder,” as there were two separate and distinct sole shareholders on December 31, 2010 and December 31, 2011 respectively.

RESPONSE:

We acknowledge the Staff’s comment and believe that our response to comment 18 addresses the first two transaction comments.  The third transaction comment we revised to clarify the “sole director” we are referencing in this section of the filing.  The revised sentence now appears in the “Certain Relationships and Related Transactions” section of the filing as is written below.

The Company does not have an employment contract with its key employee Mr. Kenneth Carter who is the President and sole officer of the Company as of December 31, 2011.

COMMENT:

20.	Please file the Stock Purchase Agreement between Mr. Kenneth Carter and Mr. John Kueber if it contains provisions related to Mr. Carter’s assumption of Introbuzz’s debt or liabilities to Mr. Kueber.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have filed the Stock Purchase Agreement as it contains a provision related to Mr. Carter’s assumption of Intorbuzz’s debt or liability to Mr. Kueber.

COMMENT:

Report of Independent Registered Public Accounting Firm, page F-1

21.
It appears that the year ended December 31, 2010 has been omitted as it relates to the statement of operations, changes in stockholder’s equity, and cash flows in the introductory paragraph.  Please advise or revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that our auditor has revised the Report of Independent Registered Public Accounting Firm to include the year ended December 31, 2010 as it relates to the statement of operations, changes in stockholder’s equity, and cash flows.

COMMENT:

Financial Statements, page F-2

22.
Please identify each of your financial statements as those of a development stage entity.  Refer to FASB ASC 915-205-45-4.  In addition, provide a footnote disclosure that describes the nature of your development stage activities.  Refer to FASB ASC 915-235-50-1.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that our auditor has revised and identified each of the financial statements as those of a development stage entity.  In addition, our auditor has provided a footnote disclosure that describes the nature of our development stage activities.

COMMENT:

Balance Sheets, page F-2

23.
Your disclosure in Note 5 on page F-11, indicates that you have accrued interest as of December 31, 2011 and 2010 related to the note from your sole shareholder.  Please revise your accounts payable presentation in your balance sheet to distinguish between related party transactions and trade payables.  Refer to FASB ASC 850-10-50-1 & 50-2.  Similarly, the caption should indicate that this amount is interest payable rather than accounts payable.

RESPONSE:

We acknowledge the Staff’s comment and confirm that our auditor has revised the Balance Sheets to distinguish between related party transactions and trade payables and that the amount is interest payable.

COMMENT:

Recent Sales of Unregistered Securities, page II-1

24.	Please revise to describe the $6,000 worth of services rendered by Mr. John Kueber in exchange for the 6,000,000 shares of common stock he received in 2008.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have included a description of the $6,000 worth of services which Mr. John Keber received in exchange for the 6,000,000 shares of common stock he received in 2008.  The revised description appears in the “Recent Sales of Unregistered Securities” section of the Form S-1 filing as is written below.

On May 6, 2008 the Company issued 6,000,000 shares of common stock at $0.001 par value to John Kueber, the Company’s founder for incorporation and start-up related services valued at $6,000.

COMMENT:

Signatures, page II-4

25.	Please revise your signature page to conform to the language on page 7 of Form S-1.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have revised the signature page to conform to the language on page 7 of Form S-1.

COMMENT:

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

26.	The consent of your auditor appears to omit the year ended December 31, 2010 as it relates to the financial statements included in his report. Please have your auditor advise or revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that our auditor has revised the consent to include the year ended December 31, 2010 as it relates to the financial statements included in this report.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Kenneth Carter
Kenneth Carter